EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom - Change in Company Secretary

In compliance with paragraphs 3.59(a) and 3.59(b) of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Vincent Mashale resigned as company secretary of Telkom with effect from 31 May 2007. Ms Sandi Linford has been appointed as group company secretary of the company with effect from 1 June 2007.

Pretoria

01 June 2007

Sponsor

UBS Securities South Africa (Pty) Limited